

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

John Morgan
Chief Executive Officer
Lee Pharmaceuticals, Inc.
11 N Water Street
Mobile, AL 36602

>   **Re: Lee Pharmaceuticals, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed October 18, 2022**
>   **File No. 024-11991**

Dear John Morgan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

Amendment No. 1 to Form 1-A filed October 18, 2022

Risk Factors
Risks Related to the Company and Its Business, page 10

1.   Please add risk factor disclosure regarding governmental regulation of your storage of health information. For example, disclose whether HIPAA or similar laws in other jurisdictions in which you intend to operate will apply to your business, and the potential effect on your results of operation and shareholders.

Description of Business
Corporate History, page 22

2.   We note your response to our prior comment 2. Please further describe the strategic and financial rationale for reviving the company by acquiring Accelerate Global Market Solutions Corp., and discuss how you identified Accelerate Global in particular.

Plan of Operations, page 22

3.   Please disclose the expected capital expenditures required to develop your application and the expected timeline for development.

4.   You disclose that you will accept payment for your application in the form of cryptocurrency. Please discuss whether you have a policy for determining whether to hold such crypto assets or immediately convert them into fiat currency or into other crypto assets, and include the factors that you will consider in making such determinations. Additionally, please describe your digital asset storage and custodial practices in detail. Disclose your accounting policies with respect to digital assets. Please ensure that you provide risk factor disclosure regarding these issues.

Description of Securities
Series A Preferred Stock, page 29

5.   We note your response to our prior comment 9. Please explain the mechanism by which holders of the Series A Preferred Stock control 60% of the voting power. For example, clarify whether Mr. Morgan will retain 60% of the voting power to the extent he transfer or converts some of the Series A Preferred Stock but not all of it. Additionally, revise your disclosure throughout the filing to reflect the controlled nature of the company.

    You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, (202) 551- 7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner